Exhibit 99.1

Vermilion Energy Inc. Announces $0.135 CDN Cash Dividend for September 29, 2026 Payment Date

CALGARY, AB, July 29, 2026 /CNW/ -- Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce a cash dividend of $0.135 CDN per common share, payable on September 29, 2026, to all shareholders of record on September 15, 2026. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. Our repositioned portfolio is focused on per share value creation, with long-life assets that deliver top decile realized gas prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Investor Relations: TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 18:57e 29-JUL-26